                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-65720

                         TOREADOR RESOURCES CORPORATION

                                   PROSPECTUS

                         280,900 SHARES OF COMMON STOCK

     This prospectus relates to currently issued shares of common stock of Toreador Resources Corporation, which shares of common stock are to be sold from time to time by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock.

     The selling stockholders may offer their shares from time to time in open market transactions on the NASDAQ National Market or in private transactions, at prevailing market prices or at privately negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares of common stock sold less any such discounts, concessions or commissions. The selling stockholders will be responsible for any such discounts, concessions or commissions.

     Our common stock is traded on the NASDAQ National Market under the symbol "TRGL." On July 19, 2001, the last reported sale price for our common stock, as reported by NASDAQ, was $5.90 per share. Our principal offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is 214.559.3933.

     YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                  The date of this prospectus is July 31, 2001

                                TABLE OF CONTENTS

SUMMARY OF TOREADOR...............................................................................................3
RISK FACTORS......................................................................................................3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS........................................................................7
USE OF PROCEEDS...................................................................................................8
SELLING STOCKHOLDERS..............................................................................................8
PLAN OF DISTRIBUTION.............................................................................................11
DESCRIPTION OF CAPITAL STOCK.....................................................................................13
WHERE YOU CAN FIND MORE INFORMATION..............................................................................14
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION.............................................................15
LEGAL MATTERS....................................................................................................15
EXPERTS..........................................................................................................15
CERTAIN DEFINITIONS..............................................................................................16

                               SUMMARY OF TOREADOR

     As used in this prospectus, "we" or "Toreador" refers to Toreador Resources Corporation, a Delaware corporation, and its subsidiaries unless the context indicates otherwise. On June 5, 2000, we changed our name from "Toreador Royalty Corporation" to "Toreador Resources Corporation." A Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware to effect the name change. The sole purpose and effect of the merger was to change our name to Toreador Resources Corporation. We continue to be listed on the NASDAQ National Market under the symbol "TRGL." Certain oil and gas industry terms used in this prospectus such as "gross acres" are defined in the section entitled "Certain Definitions" beginning on page 16 of this prospectus.

     Toreador Resources Corporation, a Delaware corporation, is an independent energy company engaged in oil and gas exploration, development, production and acquisition activities. We principally conduct our business through our ownership of perpetual mineral and royalty interests in approximately 2,643,000 gross (1,368,000 net) acres. These properties include 766,000 gross (461,000 net) acres located in the Texas Panhandle and West Texas. Collectively we refer to these properties as the "Texas Holdings." In Alabama, Mississippi and Louisiana, we own 1,775,000 gross (876,000 net) acres that we collectively describe as the "Southeastern States Holdings." We also own various royalty interests in Arkansas, California, Kansas and Michigan covering 102,000 gross (31,000 net) acres. These properties are collectively referred to as the "Four States Holdings." In addition to the aforementioned holdings, we own various working interest properties in Texas, Kansas, New Mexico and Oklahoma. We do not have any property interests anywhere other than the United States.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below.

Industry Risks

VOLATILITY IN THE OIL AND GAS MARKETS COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL SUCCESS.

     Our future financial condition and results of operations depend upon the prices we receive for our oil and gas and the costs of acquiring, developing and producing oil and gas. Currently, oil and gas prices are favorable. Historically, oil and gas prices have been volatile and are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are also beyond our control. These factors include:

     o    the level of domestic production;

     o    the availability of imported oil and gas;

     o    actions taken by foreign oil and gas producing nations;

     o    the availability of transportation systems with adequate capacity;

     o    the availability of competitive fuels;

     o    fluctuating and seasonal demand for gas;

     o    conservation and the extent of governmental regulation of production;

     o    the effect of weather;

     o    foreign and domestic government relations;

     o    the price of domestic and imported oil and gas; and

     o    the overall economic environment.

A substantial or extended decline in oil and/or gas prices could have a material adverse effect on the estimated value of our gas and oil reserves, and on our financial position, results of operations and access to capital. Our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms is substantially dependent upon oil and gas prices.

OUR FINANCIAL SUCCESS DEPENDS ON OUR ABILITY TO ACQUIRE ADDITIONAL RESERVES IN THE FUTURE.

     Our future success as an oil and gas producer, as is generally the case in the industry, depends upon our ability to find, develop and acquire additional oil and gas reserves that are profitable. If we are unable to conduct successful development activities or acquire properties containing proved reserves, our proved reserves will generally decline as reserves are produced. We cannot assure you that we will be able to locate additional reserves or that we will drill economically productive wells or acquire properties containing proved reserves.

WE FACE NUMEROUS DRILLING RISKS IN FINDING COMMERCIALLY PRODUCTIVE OIL AND GAS RESERVOIRS.

     Our drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by us of 3-D seismic and other advanced technology to explore for oil and gas requires greater pre-drilling expenditures than traditional drilling strategies. We cannot assure the success of our future drilling activities.

THE ESTIMATES OF OUR OIL AND GAS RESERVES ARE INHERENTLY IMPRECISE AND
UNCERTAIN.

     Numerous uncertainties are inherent in estimating quantities of proved oil and gas reserves, including many factors beyond our control. This report contains an estimate of our proved oil and gas reserves and the estimated future net cash flows and revenue generated by the proved oil and gas reserves based upon reports of our independent petroleum engineers. Such reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission, as to constant oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, and such reports should not be construed as the current market value of the estimated proved reserves. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each property. As a result, such estimates are inherently an imprecise evaluation of reserve quantities and future net revenue. Our actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those we have assumed in the estimate. Any significant variance in our assumptions could materially affect the estimated quantity and value of reserves set forth in this report. In addition, our reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors.

OUR OPERATIONS ARE SUBJECT TO RISKS INHERENT IN THE OIL AND GAS INDUSTRY, AND CERTAIN OF THESE RISKS WE ARE NOT INSURED AGAINST.

     Our operations are subject to the risks inherent in the oil and gas industry, including the risks of:

     o    fire, explosions, and blowouts;

     o    pipe failure;

     o    abnormally pressured formations; and

     o environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

     The occurrence of any of these events could result in substantial losses to Toreador due to:

     o    injury or loss of life;

     o    severe damage to or destruction of property, resources and equipment;

     o    pollution or other environmental damage;

     o    clean-up responsibilities;

     o    regulatory investigation; and

     o    penalties and suspension of operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that any insurance maintained by us will be adequate to cover any such losses or liabilities. Further, we cannot predict the continued availability of insurance, or availability of insurance at commercially acceptable premium levels. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and operations.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which we own an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments may vary from a few days to several months. In most cases we are provided only limited notice as to when production will be curtailed and the duration of such curtailments. We are not currently experiencing any material curtailment on our production.

Company Risks

A LARGE PERCENTAGE OF OUR COMMON STOCK IS OWNED BY CERTAIN STOCKHOLDERS.

     As of July 19, 2001, the current officers and directors of Toreador as a group held a beneficial interest in approximately 41% of our common stock (including shares issuable upon exercise of stock options for common stock or conversion of our Series A Convertible Preferred Stock held by affiliates of certain of our directors).

THE AMOUNT OF OUR INDEBTEDNESS MAY ADVERSELY AFFECT OUR FUTURE PERFORMANCE, AND WE MAY NOT BE ABLE TO REPAY OUR INDEBTEDNESS.

     At March 31, 2001, Toreador's debt to equity ratio was 66%. We may incur additional indebtedness in the future as we execute our acquisition and exploration strategy.

     Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to oil and gas prices, our level of production, general economic conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. There can be no assurance that our future performance will not be adversely affected by some or all of these factors.

     Our level of indebtedness will have several important effects on our future operations, including:

     o a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

     o covenants contained in our debt obligations will require us to meet certain financial tests, and other restrictions will limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities; and

     o our ability to obtain additional financing in the future may be impaired.

A default under our credit facility would permit the lender to accelerate repayments of the loan and to foreclose on the collateral securing the loan, including certain of our oil and gas properties.

WHEN CONSIDERING A POTENTIAL ACQUISITION, OUR ABILITY TO IDENTIFY ACQUISITION RISKS IS LIMITED.

     Generally, it is not feasible for us to review in detail every individual risk involved in an acquisition. Our business strategy includes future acquisitions of producing oil and gas properties, directly, by purchase of such properties or, indirectly, by acquisition of another entity owning such properties. Any future acquisitions generally entail an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other similar factors. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of certain properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken. Even if we identify problems, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems.

     The Texona Petroleum Corporation merger in September 2000, the acquisition in December 1999 of working interests in certain oil and gas leases, and properties located in Finney County, Kansas, and the acquisition in September 1999 of certain oil and gas royalty interests located in the Four States Holdings represent major steps in our growth strategy. However, our increased size and scope of operations will present us with significant challenges due to the increased time and resources required in our management effort. Accordingly, there can be no assurance that our future operations under present conditions can be effectively managed to realize the goals set forth on future property acquisitions.

OUR ABILITY TO GROW WILL DEPEND ON OUR ABILITY TO OBTAIN ADDITIONAL CAPITAL ON SATISFACTORY TERMS AND CONDITIONS WHICH ABILITY CANNOT BE GUARANTEED.

     The growth of our business will require substantial capital on a continuing basis. We may be unable to obtain additional capital on satisfactory terms and conditions. Thus, we may lose opportunities to acquire oil and gas properties and businesses. In addition, our pursuit of additional capital could result in incurring additional indebtedness or our issuing potentially dilutive additional equity securities. We also may utilize the capital currently expected to be available for our present operations. The amount and timing of our future capital requirements, if any, will depend upon a number of factors, including:

     o    drilling costs;

     o    transportation costs;

     o    equipment costs;

     o    marketing expenses;

     o    oil and gas prices;

     o    staffing levels and competitive conditions; and

     o    any purchases or dispositions of assets.

Our failure to obtain any required additional financing could materially and adversely affect our growth, cash flow and earnings.

OUR SUCCESS REGARDING CERTAIN PROPERTIES DEPENDS ON THE ACTIONS OF CERTAIN OWNERS OF EXECUTIVE RIGHTS AND THE DECISION-MAKERS FOR DRILLING AND OPERATIONS.

     On the Southeastern States Holdings, we own interests in minerals that include executive rights (the rights to sign leases) as well as rights to receive portions of lease bonuses, delay rentals and royalties.

     On the Texas Holdings, we own interests in minerals that include rights to receive lease bonuses, delay rentals and royalties, except, unlike our Southeastern States Holdings, we generally do not own the executive rights which are typically held by surface owners. Therefore, we must rely on the owners of the executive rights to execute leases of the acreage. In situations in which we have acquired working interests in acreage where we have mineral rights, we have acquired those interests through the signing of leases by holders of the executive rights. While the majority of the owners holding those executive rights have worked closely with us in the past, each acts independently of us in their decisions to execute leases. In addition, since our interests are in the form of mineral interests, royalty interests or non-operator working interests, we do not have control over drilling or operating decisions on the properties in which we have an interest.

THE MARKETING OF OUR OIL AND GAS PRODUCTION PRINCIPALLY DEPENDS UPON THOSE FACILITIES OPERATED BY OTHERS, AND THERE CAN BE NO GUARANTEE THAT THESE OPERATIONS MAY NOT CHANGE AND HAVE A MATERIAL ADVERSE EFFECT ON THE MARKETING OF OUR OIL AND GAS PRODUCTION.

     The marketing of our oil and gas production principally depends upon those facilities operated by others. The operations of those facilities may change and have a material adverse effect on the marketing of our oil and gas production.

WE ARE SUBSTANTIALLY DEPENDENT UPON THREE EMPLOYEES.

     We are substantially dependent upon G. Thomas Graves III, President, Chief Executive Officer and Director, Edward C. Marhanka, Vice President - Operations and Douglas W. Weir, Vice President - Chief Financial Officer.

Investment Risks

OUR STOCK PRICE HAS BEEN LOW HISTORICALLY, AND THE SALE OF A SUBSTANTIAL NUMBER OF OUR SHARES OF COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMMON STOCK IN THE FORESEEABLE FUTURE.

     Because the volume of trading in shares of our common stock has been low historically, the sale of a substantial number of shares of the common stock in a short period of time could adversely affect the market price of the common stock.

WHILE WE ANTICIPATE PAYING LIMITED CASH DIVIDENDS ON OUR COMMON STOCK IN THE NEAR FUTURE, THE AMOUNT OF SUCH CASH DIVIDENDS IS NOT EXPECTED TO BE A LARGE PERCENTAGE OF THE PRICE OF OUR COMMON STOCK.

     From time to time we have paid cash dividends on our common stock and anticipate paying limited cash dividends on our common stock in the near future. However, we do not anticipate that such cash dividends will be significant to any holder and any final decision with respect to the amount and frequency will be solely in the discretion of the Board of Directors. Our common stock is not a suitable investment for persons requiring current income.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Before you invest in our common stock, you should be aware that there are various risks associated with an investment, including the risks described below in the section entitled "Risk Factors," and risks that we highlighted in other sections of the prospectus. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

     Some of the information in this report may contain forward-looking statements. We use words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they: (1) discuss future expectations; (2) contain projections of results of operations or of our financial conditions; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. The risk factors noted in this section and other factors noted throughout this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

     Please read the section entitled "Risk Factors" beginning on page 3 for a discussion of certain risks of our business and an investment in our common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from any sale of shares of common stock by a selling stockholder.

                              SELLING STOCKHOLDERS

General

     This prospectus covers offers and sales from time to time by each selling stockholder of the common stock owned by such person. The selling stockholders under this prospectus are as follows:

     The 32 stockholders of Texona Petroleum Corporation listed below are the stockholders from whom we acquired in a private placement merger, through a wholly-owned subsidiary, all of the outstanding stock of Texona Petroleum Corporation in exchange for an aggregate of 1,115,000 shares of our common stock. Due to this number of shares exceeding twenty percent (20%) of our outstanding shares of common stock on the date of the merger, we initially issued 1,025,000 shares of common stock and such shares were registered for resale on a registration statement on Form S-3 (Registration No. 333-52522). Subsequently, we obtained stockholder approval to issue the additional 90,000 shares to the recipients listed below and such 90,000 shares of common stock are registered for resale pursuant to this registration statement:

     o    Cheryl S. Bennett ACF Eric A. Bennett

     o    Cheryl S. Bennett ACF Lauren M. Bennett

     o    C. R. Brown

     o    John E. Burton

     o    George R. Cannon

     o    Sue M. Cannon

     o    Lynda A. Carpenter

     o Larry E. and Jacquelyn Clark as Trustees of the Larry and Jacquelyn Clark Family Trust

     o    Sandra L. Garnett ACF Aaron T. Garnett

     o    Sandra L. Garnett ACF Benjamin T. Garnett

     o    Sandra L. Garnett ACF Colin M. Garnett

     o    Henry W. Goodwin

     o    Bob B. and Vera B. Hallmark

     o    Robert M. Hallmark

     o    J. B. Ladd Trust - A Revocable Grantor Trust

     o    C. G. Mammel

     o    Susan B. Mammel

     o    Mary McMahon

     o    Grace F. McMahon

     o    Grace F. McMahon Grantor Retained Income Trust

     o    Paul E. Mendell

     o    Wayne W. & Ramona R. Montgomery

     o    Harvey H. Mueller, II

     o    Dale L. Pilant and Rebecca A. Pilant

     o    Earl E. Rossman, Jr.

     o    Lee E. Schlessman

     o    Gary L. Schlessman ACF Jennifer C. Schlessman

     o    Gary L. Schlessman ACF Margaret M. Schlessman

     o    Jeannette R. Stevenson

     o    Wayne E. Swearingen Trust

     o    Kenneth R. Whiting

     o    Kay W. Whiting

     In July 1998, Lee Global Energy Fund, L.P. purchased 190,900 shares of our common stock from Peter R. Vig and his individual retirement rollover account in an exempt transaction.

     Pursuant to Rule 416 of the Securities Act, the selling stockholders may also offer and sell shares of common stock issued as a result, among other events, stock splits, stock dividends and similar events. We have prepared and filed a registration statement of which this prospectus is a part pursuant to registration rights granted in connection with the Registration Rights Agreement executed pursuant to the merger, through a wholly-owned subsidiary, with Texona Petroleum Corporation.

Relationships with Selling Stockholders

     The selling stockholders specifically indicated in the Selling Stockholders Table below are executive officers and/or directors of Toreador.

Selling Stockholders Table

     The following table sets forth information known to us with respect to the beneficial ownership of each selling stockholder before and after completion of the sale of the shares of our common stock to be sold by such selling stockholder under this prospectus. Certain of the information included in the table as to these entities and individuals has been furnished to us by the entity or person related to the information for inclusion in this prospectus. The information is based upon the assumption that the selling stockholder does not sell any shares of our common stock shown in the table as beneficially owned other than the shares of common stock to be sold under this prospectus. Beneficial ownership has been determined based upon information provided to us, in accordance with the rules of the SEC. The number of shares of our common stock shown as beneficially owned includes shares underlying options currently exercisable or exercisable within 60 days of July 20, 2001 and shares underlying the Series A Convertible Preferred Stock currently convertible or convertible within 60 days of July 20, 2001. These shares are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage beneficial ownership. Except for the selling stockholders specifically identified in the following table, no selling stockholders will beneficially own one percent or more of the common stock beneficially owned after completion of this offering.

                                                                        NUMBER OF         NUMBER OF
                                                 NUMBER OF SHARES         SHARES         SHARES OWNED
                                                  OWNED BEFORE       BEING REGISTERED     AFTER THIS
  NAME OF SELLING STOCKHOLDER                     THIS OFFERING         FOR RESALE         OFFERING

Cheryl S. Bennett                                      29,132(1)             2,352            26,780

C. R. Brown                                            49,297                3,979            45,318

John E. Burton                                          9,603                  775             8,828

George R. Cannon                                       36,500(2)             3,980            32,520

Lynda A. Carpenter                                      6,603                  775             5,828

Larry E. and Jacquelyn Clark as Trustees of
the Larry and Jacquelyn Clark Family Trust             32,011                2,584            29,427

Sandra L. Garnett                                      42,735(3)             3,450            39,285

Henry W. Goodwin                                       64,023                5,168            58,855

                                                                         NUMBER OF           NUMBER OF
                                                 NUMBER OF SHARES          SHARES          SHARES OWNED
                                                   OWNED BEFORE       BEING REGISTERED      AFTER THIS
NAME OF SELLING STOCKHOLDER                       THIS OFFERING          FOR RESALE          OFFERING
Bob B. and Vera B. Hallmark                          20,006(4)             1,292               18,714

Robert M. Hallmark                                    6,402                  517                5,885

J. B. Ladd Trust - A Revocable
Grantor Trust                                       178,482               14,406              164,076

C. G. Mammel                                         49,298(5)             3,980               45,318

Mary McMahon                                          9,603                  775                8,828

Grace F. McMahon                                     49,297                3,979               45,318

Grace F. McMahon Grantor
Retained Income Trust                                25,609                2,067               23,542

Paul E. Mendell                                      22,649                1,990               20,659

Wayne W. & Ramona R. Montgomery                       3,201                  258                2,943

Harvey H. Mueller, II                                32,011                2,584               29,427

Dale L. and Rebecca A. Pilant                        64,023                5,168               58,855

Earl E. Rossman, Jr                                 206,061(6)            14,210              191,851

Lee E. Schlessman                                       252                   20                  232

Gary L. Schlessman                                   28,650(7)             2,313               26,337

Jeannette R. Stevenson                               13,682(8)               336               13,346

Wayne E. Swearingen Trust                            24,650                1,990               22,660

Kenneth R. Whiting                                  171,140(9)            11,052              160,088

Mr. William I. Lee (10), (11), (12)               1,259,740              190,900            1,068,840
                                                  ---------            ---------            ---------
Total                                             2,434,660              280,900            2,153,760

(1) Includes (i) 14,566 shares of common stock owned of record by Ms. Bennett as custodian for Mr. Eric A. Bennett of which 13,390 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,176 shares are registered pursuant to this registration statement and (ii) 14,566 shares of common stock owned of record by Ms. Bennett as custodian for Ms. Lauren M. Bennett of which 13,390 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,176 shares are registered pursuant to this registration statement.

(2) Includes 24,650 shares of common stock owned of record by Mrs. Sue M. Cannon, spouse of Mr. Cannon, of which 22,600 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,990 shares are registered pursuant to this registration statement.

(3) Includes (i) 14,085 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Aaron T. Garnett of which 12,948 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,137 shares are registered pursuant to this registration statement, (ii) 14,565 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Benjamin T. Garnett of which 13,389 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,176 shares are registered pursuant to this registration statement, and (iii) 14,085 shares of common stock owned of record by Ms. Garnett as custodian for Mr. Colin M. Garnett of which 12,948 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,137 shares are registered pursuant to this registration statement.

(4) Includes 1,292 shares of common stock owned of record by Bob Hallmark Family Partners Ltd.

(5) Includes 24,649 shares of common stock owned of record by Mrs. Susan B. Mammel, spouse of Mr. Mammel, of which 22,659 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,990 shares are registered pursuant to this registration statement.

(6) Includes 30,000 shares of common stock with respect to which Mr. Rossman has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(7) Includes (i) 14,085 shares of common stock owned of record by Mr. Schlessman as custodian for Ms. Jennifer C. Schlessman of which 12,948 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,137 shares are registered pursuant to this registration statement and (ii) 14,565 shares of common stock owned of record by Mr. Schlessman as custodian for Ms. Margaret M. Schlessman of which 13,389 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 1,176 shares are registered pursuant to this registration statement.

(8) Includes 9,520 shares of common stock with respect to which Ms. Stevenson has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding).

(9) Includes 34,200 shares of common stock with respect to which Mr. Whiting has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding) and also includes 2,814 shares of common stock owned of record by Mrs. Kay W. Whiting, spouse of Mr. Whiting, of which 2,587 shares were registered pursuant to a registration statement on Form S-3 (Registration No. 333-52522) and 227 shares are registered pursuant to this registration statement.

(10) Director of Toreador since July 1998.

(11) 20% of the common stock beneficially owned on July 20, 2001.

(12) Pursuant to that certain Joint Filing Agreement, entered into by and among Lee Global Energy Fund, L.P. ("Lee Global"), Mr. Lee and Wilco Properties, Inc. ("Wilco"), dated as of September 18, 1999 (previously filed with the Securities and Exchange Commission by Lee Global as Exhibit 7.9 to the
     Schedule 13D/A No. 6 on September 23, 1998 and incorporated herein by reference), each of Lee Global, Mr. Lee and Wilco may be deemed to beneficially own 1,259,720 shares of common stock (which is approximately 20% of the shares of common stock outstanding on July 20, 2001), including
     (i) the 324,486 shares owned directly or indirectly by Mr. Lee, (ii) the assumed conversion of Series A Preferred Stock issued to Mr. Lee into 250,000 shares of common stock, and (iii) the 15,000 shares of common stock which Mr. Lee has the right to acquire beneficial ownership upon the exercise of currently exercisable options (the percentage is calculated on the basis that such shares are deemed outstanding). Mr. Lee may be deemed to have voting power and dispositive power over (i) 501,334 shares of common stock owned by Lee Global, (ii) 156,400 shares of common stock owned by Wilco, and (iii) 12,500 shares of common stock resulting from the assumed conversion of Series A Preferred Stock issued to Wilco.

     Except as otherwise indicated, all shares shown in the above table are owned directly and the holder thereof has sole voting and investment powers with respect to such shares.

                              PLAN OF DISTRIBUTION

     The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of common stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

     o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o    privately negotiated transactions;

     o    short sales;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Toreador or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans. If the selling stockholders engage in such transactions, the applicable conversion price may be affected. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock from time to time.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Toreador is required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital consists of 20,000,000 shares of common stock and 4,000,000 shares of Preferred Stock. At July 20, 2001, we had:

     o    6,369,944 shares of common stock outstanding

     o    160,000 shares of Series A Convertible Preferred Stock outstanding

COMMON STOCK

     The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador.

     Subject to the right of holders of any outstanding shares of Series A Convertible Preferred Stock, dividends may be paid on the common stock as and when declared by Toreador's Board of Directors out of any funds of Toreador legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of the affairs of Toreador, the remaining assets and funds of Toreador will be distributed to the holders of common stock according to their respective shares.

PREFERRED STOCK

General

     The Board of Directors may, without further action by Toreador's stockholders (subject to the terms of the Series A Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Toreador before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Toreador's securities or the removal of incumbent management.

Description of Series A Convertible Preferred Stock

     Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as "Series A Convertible Preferred Stock" with a stated value of $25.00 per share.

     Dividends. Each share of Series A Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

     Priority. In the event of liquidation, dissolution or similar event, holders of Series A Convertible Preferred Stock will have preference over the common stock and all other capital stock to the extent of $25.00 for each share of Series A Convertible Preferred Stock plus any accrued and unpaid dividends.

     Conversion. Each holder of Series A Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

     Adjustments to Conversion Price. The rate of conversion of Series A Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

     Optional Redemption by Company. At any time after December 1, 2004, we may elect to redeem for cash any or all shares of Series A Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and its then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A Convertible Preferred Stock plus (2) any accrued and unpaid dividends and such sum is then multiplied by a declining multiplier (the "Multiplier"). The Multiplier is 105% until November 30, 2005, 104% until November 30, 2006, 103% until November 30, 2007, 102% until November 30, 2008, 101% until November 30, 2009 and 100% thereafter.

     Voting Rights. The holders of Series A Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador. We may not take an action that adversely effects the Series A Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock. If Toreador (1) fails to pay four quarterly dividend payments or (2) fails to make a mandatory redemption, the holders of Series A Convertible Preferred Stock are entitled to separately, as a class, elect one person to our Board of Directors, who shall serve until the event of default is cured.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. Due to our name change, our filings made prior to June 5, 2000 can be found under the name "Toreador Royalty Corporation." Our filing made on and subsequent to June 5, 2000 can be found under the name "Toreador Resources Corporation." You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference room.

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. This prospectus provides you with a general description of the common stock the selling stockholders may offer and information about the various alternative methods by which they may sell the common stock. Under certain circumstances the selling stockholders may be required to provide additional information about the method by which they intend to sell the common stock. We will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under this heading "Where You Can Find More Information."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders' offering is completed:

     o    Annual Report on Form 10-K for the year ended December 31, 2000;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;
          and

     o    Current Report on Form 8-K dated April 26, 2001.

     We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to Toreador as follows:

                                4809 Cole Avenue
                                    Suite 108
                               Dallas, Texas 75205
                            Attn: Investor Relations

     You may call Gerry Cargile, Secretary of Toreador at (214) 559-3933 to request filings. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Pursuant to the bylaws and the Certificate of Incorporation, as amended, of Toreador, Toreador will indemnify to the full extent authorized by Delaware law any director or officer of Toreador who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of Toreador. In addition, certain of Toreador's director have indemnification agreements with Toreador in which Toreador agrees to indemnify such directors under certain circumstances. Toreador has purchased indemnification insurance on behalf of its directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, the issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby have been passed upon for the Company by its counsel, Haynes and Boone, LLP, Dallas, Texas.

                                     EXPERTS

     The consolidated financial statements of Toreador Resources Corporation appearing in Toreador Resources Corporation's Annual Report (Form 10-K) for the years ended December 31, 2000, 1999 and 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The estimates relating to Toreador Resources Corporation's proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 2000 and 1999, incorporated in this prospectus by reference to Toreador Resources Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 are based upon estimates of such reserves prepared by LaRoche Petroleum Consultants, Ltd. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

     The estimates relating to Toreador Resources Corporation's proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 1998, incorporated in this prospectus by reference to Toreador Resources Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 are based upon estimates of such reserves prepared by Harlan Consulting in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

                               CERTAIN DEFINITIONS

     The following are certain defined terms used in this prospectus:

     "Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     "Bcf." One billion cubic feet of natural gas.

     "Bcfe." One billion cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

     "BOE." Barrel of oil equivalent converting six Mcf of natural gas to one barrel of oil.

     "DEVELOPMENT WELL." A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

     "DRY WELL." A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     "EXPLORATORY WELL." A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     "GROSS ACRES" or "GROSS WELLS." The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

     "Mcf." One thousand cubic feet of natural gas.

     "Mcfe." One thousand cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

     "MMcf." One million cubic feet of natural gas.

     "NET ACRES" or "NET WELLS." The sum of the fractional working or any type of royalty interests owned in gross acres or gross wells.

     "PRODUCING WELL" or "PRODUCTIVE WELL." A well that is producing oil or natural gas or that is capable of production.

     "PROVED DEVELOPED RESERVES" or "PROVED DEVELOPED PRODUCING." The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "PROVED RESERVES." The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     "PROVED UNDEVELOPED RESERVES." The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "ROYALTY INTEREST." An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

     "SEC PV-10." The present value of proved reserves is an estimate of the discounted future net cash flows from each property at December 31, 2000, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the Securities and Exchange Commission, the future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Securities and Exchange Commission rules, estimates have been made using constant oil and natural gas prices and operating costs, at December 31, 2000, or as otherwise indicated.

     "STANDARDIZED MEASURE." Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess inflows over the Company's tax basis in the associated properties.

     Tax credits, net operating loss carryforwards, and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

     "UNDEVELOPED ACREAGE." Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     "WORKING INTEREST." The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all exploration, development and operational costs including all risks in connection therewith.